UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   Caparelli, William D.
   2 Grey Eagle Court
   Pleasanton, CA  94566
2. Issuer Name and Ticker or Trading Symbol
   Cirrus Logic, Inc. (CRUS)
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   March 29, 1997
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Senior Vice President,
   Worldwide Sales
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
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Common Stock                                  06/29/96    B        168           A  $14.8750                    D
Common Stock                                  01/13/97    J (1)    34,583        D  $0.0000                     D
Common Stock                                  01/13/97    J (1)    34,583        A  $0.0000      49,508         D

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
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Incentive Stock Option (right  $19.3750        09/25/96       A         5,235                             (2)          09/25/06
to buy)
Non-Qualified Stock Option     $19.3750        09/25/96       A         87,765                            (2)          09/25/06
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  09/25/96  Common Stock                   5,235                     5,235         D
to buy)
Non-Qualified Stock Option     09/25/96  Common Stock                   87,765                    87,765        D
(right to buy)

Explanation of Responses:

(1)
Shares transferred from direct ownership into joint ownership with wife
(2)
Options vest over four years

SIGNATURE OF REPORTING PERSON
/S/ WILLIAM D. CAPARELLI
DATE 05/06/97